                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                               ITC DeltaCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
                            -------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------------                      ----------------------------
  CUSIP No. 45031T 10 4                             Page  2  of  6  Pages
           -------------                                 ---    ---
----------------------------                      ----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      J. Smith Lanier, II
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,951,694
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             1,248,798
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,951,694
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,248,798
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,200,492
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

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  CUSIP No. 45031T 10 4                             Page  3  of  6  Pages
           -------------                                 ---    ---
----------------------------                      -----------------------------


Item 1(a)     Name of Issuer:
---------     --------------

              ITC DeltaCom, Inc.

      (b)     Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              1791 O.G. Skinner Drive
              West Point, Georgia  31833

Item 2(a):    Name of Persons Filing:
---------     ----------------------

              J. Smith Lanier, II

      (b)     Address of Principal Business Office or, if none, Residence:
              -----------------------------------------------------------

              J. Smith Lanier & Co.
              P.O. Box 70
              300 West Tenth Street
              West Point, Georgia  31833

      (c)     Citizenship:
              -----------

              United States of America

      (d)     Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.01 per share

      (e)     CUSIP Number:
              ------------

              45031T 10 4

Item 3:       Capacity in Which Person is Filing if Statement is Filed Pursuant
------        ------------------------------------------------------------------
              to Rule 13d-1(b) or 13d-2(b):
              ----------------------------

              Not applicable.

                                  SCHEDULE 13G

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  CUSIP No. 45031T 10 4                             Page  4  of  6  Pages
           -------------                                 ---    ---
----------------------------                      -----------------------------

Item 4:       Ownership:
------        ---------

              As of December 31, 2001:

              (a)  Amount Beneficially Owned:                 3,200,492

              (b)  Percent of class:                                5.1%

              (c)  Number of shares to which
                    such person has:

                    (i)   Sole power to vote or to
                          direct the vote:                    1,951,694*

                    (ii)  Shared power to vote or
                          to direct the vote:                 1,248,798**

                    (iii) Sole power to dispose or
                          to direct the disposition of:       1,951,694*

                    (iv)  Shared power to dispose
                          or to direct the disposition of:    1,248,798**

              * Includes options to purchase 45,904 shares that are currently vested and exercisable or will vest and become exercisable within 60 days after December 31, 2001 and 27,542 shares held in the Individual Retirement Account of Mr. J. Smith Lanier, II.

              ** Includes 648,798 shares held of record by the wife of Mr. J. Smith Lanier, II and 600,000 shares held of record by the J. Smith Lanier Charitable Remainder Trust.


Item 5:       Ownership of Five Percent or Less of Class:
------        ------------------------------------------

              Not applicable.

Item 6:       Ownership of More than Five Percent on Behalf of Another Person:
------        ---------------------------------------------------------------

              Not applicable.

                                  SCHEDULE 13G

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  CUSIP No. 45031T 10 4                             Page  5  of  6  Pages
           -------------                                 ---    ---
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Item 7:      Identification and Classification of the Subsidiary Which Acquired
------       -------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company:
             ------------------------------------------------------------

             Not applicable.

Item 8:      Identification and Classification of Members of the Group:
------       ---------------------------------------------------------

             Not applicable.

Item 9:      Notice of Dissolution of Group:
------       ------------------------------

             Not applicable.

Item 10:     Certification:
-------      -------------

             Not applicable.

                                  SCHEDULE 13G

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  CUSIP No. 45031T 10 4                             Page  6  of  6  Pages
           -------------                                 ---    ---
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Signature
---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2002



By:   /s/ J. Smith Lanier, II
   --------------------------------------------------
      J. Smith Lanier, II